Hi, Daniel Kim of Lit Motors here.

We're coming up on the end of 2025, and I want to thank you for your support so far. You were one of our top investors in the last funding round, so we want you to be first to know what we've been up to.

We're working on putting the final touches on the Mini 1.0 prototype - a small-scale version of our full-scale, drivable prototype.

Once the finishing touches are ready to go, we'll put our lessons-learned into both the Mini 2.0 to find the limits of performance, and also start developing the X-1 prototype in tandem.

In January, we'll be launching our next fundraising round, But before we make it public, we want to extend a private, Early Bird Deal to our top investors as a thank you for your support so far.

We'll be announcing the private round in the next couple weeks, so keep an eye out for it, and thank you again for your support!

Lit Motors is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Daniel Kim
Founder / CEO / CTO
Lit Motors Corporation
www.litmotors.com

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